November 9, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 4 Filed October 20, 2006
File No. 333-134098

Form 10-KSB for the period ending December 31, 2005
File No: 000-50550

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note throughout your filing ChinaCast makes references to the Beijing Branch of CCL or CCLBJ. It is not clear why ChinaCast would present CCLBJ as a separate entity or branch. Upon review of the underlying agreements with CCL, we were unable to locate any sections that solely reference CCLBJ as an entity or branch to support your presentation of CCLBJ as a "satellite operating entity." Please provide us with a substantive discussion supporting why you believe the presentation of CCLBJ apart from CCL is appropriate along with references to supporting sections of ChinaCast's agreements with CCL.

Risk Factors, page 10

2. Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period (e.g. measurement period) prior to the redemption date as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

ChinaCast Historical Information
Selected Operating Data, page 21

3. Provide a note that describes the nature of "post secondary product line revenue" and how it differs from the applicable GAAP-derived measure of revenue. We note that Management's Discussion and Analysis (Operation Highlights, page 47) presents amounts of revenue described as "post-secondary education – distance learning services" and that these amounts represent one of the components of GAAP-derived revenue. The note should also reconcile each period's non-GAAP measure of revenue to the related GAAP-derived measure of revenue and also describe why management believes this measure provides useful information to investors regarding ChinaCast's financial condition and results of operations.

Comparative Per Share Information, page 23

4. We reviewed your response to our prior comment 19. Please revise your filing to consistently use the same number of common stock shares subject to redemption

or revise your table to include a footnote, with similar language from your response, to clarify the difference in redemption share amounts to an investor.

5. We reviewed your response to our prior comment 20. Please revise your presentation of ChinaCast's per share information to two decimal places, consistent with the rest of the table.

6. Please revise to include book value per share data as of the most recent balance sheet date.

7. Please revise note (3) to clarify that the exchange rate of 7.9955 is from USD to RMB and this conversion rate was used for <u>both</u> the June 30, 2006 and December 31, 2005 amounts presented.

Management's Discussion and Analysis
Operation Highlights, page 47

8. Please revise to clarify how much of the revenue transfer from CCLBJ to CCLX is represented in each product line.

Results of Operations, page 50

9. We reviewed your response to our prior comment 25. Your response continues not to address our comment; therefore the comment will be reissued. Please revise your disclosure for each period to describe and <u>quantify</u> underlying material activities that generate revenue and cost of revenue variances between fiscal years. For example, you have yet to disclose how much each of your product lines benefited from the revenue transfer from CCLBJ for each period presented. Further, your fiscal year cost of revenue discussions should provide, at a minimum, the level of detail provided in your interim discussion.

Liquidity and Capital Resources, page 53

10. Please revise your disclosure to include an analysis of the components of the interim statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, prepaid expenses, accounts payable and accrued expenses). Also,

discuss potential liquidity needs related to the Modern English Training, LLC transaction. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

ChinaCast Financial Statements
Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies
(l) Revenue Recognition, F-13

11. We reviewed your response to our prior comment 29. We note customer acceptance does not occur until after the equipment is delivered and tested by the customer, yet ChinaCast recognizes revenue upon delivery of equipment. We also note that these customer acceptance provisions provide the customer with a right of return for one year beyond the date of delivery. Tell us why you believe revenue recognition is appropriate at the time of delivery when customer acceptance may be completed at a later date. Provide us with the time frame between delivery and customer testing. Also, clarify who provides the final decision of compliance with specifications in a case where ChinaCast believes the product complies with specification and the customer does not and how this impacts your revenue recognition. In your response, tell us how you considered Section A(3)(b) – customer acceptance of SAB 104 in your determination of revenue recognition.

(w) Share-based Compensation, F-15

12. Please revise your share-based compensation policy to address your transition to SFAS 123(R). Specifically, identify the transition method used (e.g. prospective, modified prospective, or modified retrospective) and any other changes to your policy (e.g. fair value method used).

Note 3 – Acquisition, F-17

13. We reviewed your response to our prior comment 31 noting Tongfang Education will be responsible for the operating rights and obligations of ETS. Tell us how ChinaCast considered the guidance in ARB 51, FIN 46(R) and other authoritative guidance in forming their conclusion that it was not necessary to consolidate ETS. Also, revise your filing to disclose how ChinaCast plans to account for their relationship with ETS.

Note 8 – Long-Term Investments, F-20

14. Please revise note (c) to clarify that ChinaCast acquired its 20% interest in
Dongshi ChinaCast from CCL (as disclosed on F-31). Also, clarify how you
determined the RMB 15,000 purchase price to be paid to CCL, a related party,
and how the purchase price you paid to CCL compares to the book value and fair
value

Note 13 – Share Option Plans, F-23

15. Please revise to include the minimum disclosures required by paragraphs 64,
A240 and A241 of SFAS 123(R).

Note 14 – Management Service Fee, F-25

16. We note your response to comment 52 of our letter dated June 30, 2006, however
it does not address why you do not present this management service fee as
revenue. It appears these fees were earned from rendering services that constitute
your ongoing major operations in accordance with FASB Concepts 6. Please
advise or revise.

Great Wall Financial Statements
Balance Sheets, pages F-33 and F-44

17. We reviewed your response to our prior comment 31. Your response did not
address our comment as it relates to the UPO and its settlement into registered
units, thus the comment will be reissued. Given that the offer and sale of the
securities underlying the underwriter purchase option (UPO) included in your
initial public offering were included in the "units" being registered, the offer and
sale of the underlying securities were registered at the time of effectiveness.   As a
result, it appears you will be required to file timely updates to this registration
statement and deliver a current prospectus at the time the UPO and the underlying
warrants are exercised. In light of this fact, please tell us how you considered the
guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you
to account for the UPO as a liability marked to fair value each period through the
income statement. Paragraph 14 of EITF 00-19 states that if the contract allows
the company to net-share or physically settle the contract only by delivering
registered shares, it is assumed that the company will be required to net-cash
settle the contract, and as a result liability classification will be required.
Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-

share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

18. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.

Notes to Financial Statements
Note 2 – Initial Public Offering, F-49

19. Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your interim financial statements and the combined company's securities following the offer section (page 78) accordingly.

CCL Technical Services Agreement, Exhibit 10.8

20. Please revise to file all appendices to this agreement.

General

21. Please update the financial statements to comply with Rule 3-12(g) of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990